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950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

October 28, 2022

VIA E-mail and EDGAR

Anu Dubey, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) Pre-Effective Amendment No. 4 to Form N-2 filed on October 24, 2022 File Nos. 333-257241 and 811-23709

Dear Ms. Dubey:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by telephone on October 26, 2022 (the “Comments”) regarding the Fund’s Pre-Effective Amendment No. 4 (“Pre-Eff. No. 4”) to its Registration Statement on Form N-2 filed on October 24, 2022. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. All capitalized terms used but not defined herein have the meanings ascribed to them in Pre-Eff. No. 4. The responses and information described below are based upon information provided to us by the Fund. A revised pre-effective amendment (“Pre-Eff. No. 5”) to the Registration Statement reflecting these changes was filed contemporaneously with this correspondence.

I.	Legal Examiner’s Comments

Prospectus

Comment #1

Reference is made to the last sentence of the second paragraph in the section “Principal Investment Strategies” on the prospectus cover which states “The Fund will limit its total investments in Private Investment Funds that are excepted from the definition of “investment company” under the Investment Company Act by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act to no more than 15% of the Fund’s total assets.” Please reconcile with disclosure on pages 8, 17, 44 and 54 each of which says “15% of net assets.”

Response #1

The Registrant has reconciled the disclosure to refer to “total assets” in all instances.

Monachil Credit Income Fund
October 28, 2022

Statement of Additional Information

Comment #2

In the fourth sentence of the section “Organization and Management of Wholly-Owned Subsidiary” in the Statement of Additional Information, please add “on an aggregate basis.”

Response #2

The Registrant has made the requested addition.

Exhibits – Legality Opinion

Comment #3

Reference is made to Staff Legal Bulletin 19 Section II.B.3.d which does not permit limitations on reliance in legality opinions.  We note that the second sentence of the second to last paragraph of the legality opinion of counsel attached as an exhibit seems to limit reliance to the Fund rather than investors.  Please revise or remove this limitation and refile the legality opinion as an exhibit.

Response #3

The legality opinion has been revised as requested and refiled as exhibit to Pre-Eff. No. 5.

II.	Staff Account’s Comments

SAI – Seed Financial Statements

Comment #4

Please update the seed financial statements to include a statement of operations that reflects the organization and offering costs incurred to date by the Fund along with the related reimbursement.

Response #4

The Registrant has updated the seed financial statements as requested.

Monachil Credit Income Fund
October 28, 2022

Comment #5

Please include a statement in the notes to the seed financial statements stating that the Fund followed the accounting standards and reporting requirements for investment companies (FASB) ASC Topic 946..

Response #5

The Registrant has made the requested change.

* * * * *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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